October 12, 2005



Mail Stop 6010



Leonard Osser
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, New Jersey 07039

Re:	Milestone Scientific Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed September 28, 2005
	         File No. 333-127728
Dear Mr. Osser:
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to our comment 1 from our letter dated September 9, 2005. We understand that you will be removing the 30,675 warrants from this registration statement.
2.
We note your response to our comment 1 regarding the shares underlying the 202,088 warrants being previously registered.
* Please explain your reasons for not registering the warrants at the same time you registered the shares underlying those warrants.
* Please describe any consideration received by the company for registering the warrants at this time.
* Please confirm to us whether (i) any sales of the warrants from original purchasers or (ii) any exercises of the warrants into common stock have occurred.
* Please provide us a detailed analysis as to whether any of the holders of the warrants or underlying common stock have offered their shares in violation of section 5 of the Securities Act.
* We understand that you will be replacing the warrant certificates.
Please provide us your analysis of whether the transaction is subject to the rules governing exchange offers.
* It appears that you intend to include warrants in one registration statement and the underlying shares in another registration statement. Please tell us whether you intend to deliver the prospectus from each registration statement in connection with the transactions involving those securities. If so, please tell us why you elected to use two prospectuses and how you will ensure that investors will not be confused by your approach.
Signatures
3. Please file the dated power of attorney that authorized the attorney in fact to sign this registration statement.
 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy
of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision.  Since the company and its
management
are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.
      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request,
acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.
      Sincerely,




								Russell Mancuso
								Branch Chief

cc:	Stephen A. Zelnick, Esq.